UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

04033608

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

_X_ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the plan year ended December 31, 2003

PROCESSED
JUN 29 2004
THOMSON FINANCIAL

OR

___ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to

Commission file number 1-9576

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

OWENS-ILLINOIS SPECIALTY PRODUCTS PUERTO RICO, INC.
LONG-TERM SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

OWENS-ILLINOIS, INC.
One Seagate
Toledo, Ohio 43666

SEC MAIL PROCESSING
JUN 28 2004
WASH. DC SECTION

REQUIRED INFORMATION

Financial Statements and Exhibits as follows:

1. Financial statements

   * Report of Independent Registered Public Accounting Firm
   * Statements of Net Assets Available for Benefits as of December 31, 2003 and December 31, 2002
   * Statements of Changes in Net Assets Available for Benefits, with Fund Information for the years ended December 31, 2003 and December 31, 2002
   * Notes to Financial Statements

   Schedules

   Schedule H, Line 4i -- Schedule of Assets (Held at End of Year)
   Schedule H, Line 4j -- Schedule of Reportable Transactions

2. Exhibits:

   Exhibit 23 Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

OWENS-ILLINOIS SPECIALTY PRODUCTS PUERTO RICO, INC.
LONG-TERM SAVINGS PLAN

Dated: June 25, 2004

By: Owens-Illinois, Inc.
Employee Benefits Committee
Plan Administrator

By: D.W. Pennywitt

Dan W. Pennywitt
Chairman

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-69624) pertaining to the Sixth Amended and Restated Owens-Illinois, Inc. Stock Purchase and Savings Program, the Fifth Amended and Restated Owens-Illinois, Inc. Long-Term Savings Plan, and the Owens-Illinois Specialty Products Puerto Rico, Inc. Long-Term Savings Plan of our report dated June 25, 2004, with respect to the financial statements and schedule of the Fifth Amended and Restated Owens-Illinois, Inc. Long-Term Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2003.

Ernst & Young LLP

Toledo, Ohio
June 25, 2004

Audited Financial Statements
and Schedules

Owens-Illinois Specialty Products Puerto Rico, Inc. Long-Term Savings Plan

Years ended December 31, 2003 and 2002
with Report of Independent Registered Public Accounting Firm

Owens-Illinois Specialty Products Puerto Rico, Inc.
Long-Term Savings Plan

Audited Financial Statements
and Schedules

Years ended December 31, 2003 and 2002

Contents

ERNST & YOUNG

Ernst & Young LLP
One SeaGate
Toledo, Ohio 43604

Phone: (419) 244-8000
Fax: (419) 244-4440
www.ey.com

Report of Independent Registered Public Accounting Firm

Owens-Illinois, Inc. Employee Benefits Committee
Owens-Illinois Specialty Products Puerto Rico, Inc. Long-Term Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Owens-Illinois Specialty Products Puerto Rico, Inc. Long-Term Savings Plan as of December 31, 2003 and 2002 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2003 and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

June 25, 2004

Owens-Illinois Specialty Products Puerto Rico, Inc.
Long-Term Savings Plan

Statement of Net Assets Available for Benefits

December 31, 2003

	Participant-Directed Funds	Owens-Illinois Company Stock Fund	Total
Investments in trust, at fair value	$ 178,822	$ 202,356	$ 381,178
Participant loans	76,794		76,794
Contributions receivable	6,579	5,423	12,002
Payments in transit	(1,000)	(426)	(1,426)
Loan Repayment Receivable	3,781	1,447	5,228
Cash, non-interest bearing	25,552	3,733	29,285
Receivable from trustee	12,399		12,399
Transfers pending	1,325	(1,325)	-
Net assets available for benefits	$ 304,252	$ 211,208	$ 515,460

The accompanying notes are an integral part of the financial statements.

Owens-Illinois Specialty Products Puerto Rico, Inc.
Long-Term Savings Plan

Statement of Net Assets Available for Benefits

December 31, 2002

	Participant-Directed Funds	Owens-Illinois Company Stock Fund	Total
Investments in trust, at fair value	$ 158,303	$ 213,568	$ 371,871
Participant loans	46,423		46,423
Payments in transit	(6,258)	(426)	(6,684)
Cash, non-interest bearing	22,929	38,060	60,989
Transfers pending	13,807	(13,807)	-
Net assets available for benefits	$ 235,204	$ 237,395	$ 472,599

The accompanying notes are an integral part of the financial statements.

Owens-Illinois Specialty Products Puerto Rico, Inc.
Long-Term Savings Plan

Statement of Changes in Net Assets Available for Benefits, with Fund Information

Year Ended December 31, 2003

	Fund Information		
	Participant-Directed Funds	Owens-Illinois Company Stock Fund	Total
Net investment gain (loss)	$ 21,887	$ (48,578)	$ (26,691)
Contributions:			
Participant	66,066	21,122	87,188
Employer	-	31,089	31,089
Participant withdrawals	(32,429)	(16,296)	(48,725)
Loan repayments	(11,860)	11,860	-
New loan transfers	30,459	(30,459)	-
Interfund transfers	(5,075)	5,075	-
Increase (decrease) in net assets available for benefits	69,048	(26,187)	42,861
Net assets available for benefits at beginning of year	235,204	237,395	472,599
Net assets available for benefits at end of year	$ 304,252	$ 211,208	$ 515,460

The accompanying notes are an integral part of the financial statements.

Owens-Illinois Specialty Products Puerto Rico, Inc.
Long-Term Savings Plan

Statement of Changes in Net Assets Available for Benefits, with Fund Information

Year Ended December 31, 2002

	Fund Information		
	Participant-Directed Funds	Owens-Illinois Company Stock Fund	Total
Net investment gain (loss)	$ (98,638)	$ 91,334	$ (7,304)
Contributions:			
Participant	184,684	28,624	213,308
Employer	3,746	69,157	72,903
Participant withdrawals	(42,113)	(35,378)	(77,491)
Loan repayments	(7,172)	7,172	-
New loan transfers	14,010	(14,010)	-
Transfer to Owens-Illinois de Puerto Rico, LLC Long-Term Savings Plan	(487,863)	(253,974)	(741,837)
Interfund transfers	4,337	(4,337)	-
Decrease in net assets available for benefits	(429,009)	(111,412)	(540,421)
Net assets available for benefits at beginning of year	664,213	348,807	1,013,020
Net assets available for benefits at end of year	$ 235,204	$ 237,395	$ 472,599

The accompanying notes are an integral part of the financial statements.

1. Plan Description

General

The Owens-Illinois Specialty Products Puerto Rico, Inc. Long-Term Savings Plan (the "Plan") (formerly the Owens-Illinois de Puerto Rico Long-Term Savings Plan) was adopted by Owens-Illinois, Inc. for the benefit of eligible employees of its subsidiaries: Owens-Illinois de Puerto Rico and Owens-Illinois Specialty Products Puerto Rico, Inc. (Companies). The Plan commenced on September 1, 1998. The eligible employees of Owens-Illinois Specialty Products Puerto Rico were allowed to participate beginning in April 1999. Effective September 1, 2002, the business and assets of Owens-Illinois de Puerto Rico were transferred to a new entity, Owens-Illinois de Puerto Rico LLC. Accordingly, plan assets for participants who became employees of Owens-Illinois de Puerto Rico, LLC were transferred to a new plan, the Owens-Illinois de Puerto Rico, LLC Long-Term Savings Plan.

The Plan is a defined contribution plan which provides eligible employees, upon completion of a probationary period, the opportunity to make pretax contributions, in specific percentages, within guidelines established by the Owens-Illinois Employee Benefits Committee. Participant contributions are immediately fully vested and may be divided at the participant's discretion among the various investment options from 1% to 100%, with no limit on the number of options selected. A participant may elect to change the percentage of annual compensation to be contributed monthly; any such changes shall be effective on the first pay period of the subsequent month. The following investment options are available to Plan participants:

Owens-Illinois Company Stock Fund
Harbor Bond Fund
Harbor Short Duration Fund
Harbor Small Cap Growth Fund
Harbor Large Cap Value Fund
Harbor Capital Appreciation Fund
Harbor International Fund
Harbor International Growth Fund
Harbor Money Market Fund

The above options provide for a wide range of investment opportunities with varying degrees of risk. The Harbor funds are part of the Harbor Fund, a no-load, open-end management investment company, consisting of twelve diversified mutual funds, registered under the Investment Company Act of 1940.

The following shows the amount the Company contributes to the Plan on behalf of each participant:

	Employer match
Employee contributions up to 2%	50%
Employee contribution 3-4%	25%

All Company contributions are immediately fully vested. All Company contributions are invested in the Owens-Illinois Company Stock Fund. Additionally, Company matching contributions are not transferable from the Company Stock Fund while a participant is employed by Owens-Illinois.

Within certain limitations, a participant may also transfer into the Plan a rollover contribution or other assets from another qualified plan.

With certain exceptions, participants may transfer existing fund balances among the various investment funds once per quarter, with the transfer occurring on the first day of the subsequent quarter.

The benefit to which a participant is entitled is the benefit that can be provided from the vested value of the participant's account.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974.

The above information is intended as a general description of the Plan's operating guidelines. Reference should be made to the Plan document for more specific provisions.

2. Summary of Significant Accounting Policies

Investment Valuation

Investments in the eight Harbor funds available to Plan participants are valued at the net asset values as established by the Harbor Fund. Shares of Owens-Illinois stock included in the Owens-Illinois Company stock fund are valued at quoted market price. Participant loans are valued at their outstanding balances, which approximate fair value.

Income Tax Status

The Plan (formerly known as the Owens-Illinois de Puerto Rico Long-Term Savings Plan) was effective September 1, 1998. The Treasury Department of the Government of Puerto Rico issued a determination letter dated May 5, 1999, advising that the Plan meets the qualification requirements of section 1165(a) of the Puerto Rico Internal Revenue Code of 1994, as amended (the "Puerto Rico Code") and therefore, the related trust is exempt from taxation in Puerto Rico. Once qualified, the Plan is required to operate in conformity with the Puerto Rico Code to maintain its qualified status. No issues are known to exist with respect to the Plan or as to the operation of the Plan that would materially affect the continued qualified status of the Plan.

Effective September 1, 2002, the Owens-Illinois de Puerto Rico Long-Term Savings Plan was renamed the Owens-Illinois Specialty Products Puerto Rico, Inc. Long-Term Savings Plan and at that time the Owens-Illinois de Puerto Rico, LLC Long-Term Savings Plan was spun-off from the Owens-Illinois Specialty Products Puerto Rico, Inc. Long-Term Savings Plan. No issues are known to exist with respect to the spin-off of the Owens-Illinois de Puerto Rico, LLC Long-Term Savings Plan that would materially affect the continued qualified status of the Plan under the Puerto Rican Code.

Plan Expenses

Substantially all Plan expenses are paid by the Company.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and the reported amounts of certain additions and deductions during the reporting period. Actual results could differ from those estimates and assumptions.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

3. Investments

The Plan's investments are held in a trust (the "Trust") administered by Bank & Trust (the "Trustee").

	December 31, 2003	December 31, 2002
Investments:		
*Owens-Illinois, Inc. common stock	$202,356	$213,568
*Harbor Bond Fund	55,769	39,946
*Harbor Short Duration Fund	52,369	37,442
*Harbor Capital Appreciation Fund	26,620	25,197
Harbor Large Cap Value Fund	15,772	23,816
Harbor International Fund	13,457	13,161
Harbor Money Market	12,610	12,516
Harbor Small Cap Growth Fund	1,569	3,998
Harbor International Growth Fund	656	2,227
	381,178	371,871
Other:		
*Participant loans	76,794	46,423
Total	$457,972	$418,294

*Investments that represent 5% or more of the Plan's net assets available for benefits.

The investment earnings (loss) are as follows:

	Year Ended December 31, 2003	2002
Interest and dividends	$ 10,692	$ 2,337
*Appreciation (depreciation):		
Owens-Illinois, Inc common stock	(48,578)	91,334
Mutual funds	11,195	(100,975)
Net loss	$ (26,691)	$ (7,304)

* Based on quoted market prices

4. Loan Fund

The Plan permits participants to borrow a portion of their existing account balances. Loans are made subject to certain conditions and limitations specified in the Plan and are repaid each pay period in installments, including interest. The maximum term of loans is five years, with the exception of home loans for the purchase of a primary residence, for which the maximum term is ten years. Participants' loans are collateralized by their account balances. The rate at which loans bear interest is established at the inception of the borrowing, based on the prime rate then being charged by the Trustee plus 1%. Repayments of loans, including the interest portion thereof, are reinvested on the participants' behalf in accordance with their current choice of investment options.

5. Net Asset Transfers

On October 1, 2002, $741,837 of net assets were transferred out of the Plan to the newly established Owens-Illinois de Puerto Rico, LLC. Long-Term Savings Plan.

Owens-Illinois Specialty Products Puerto Rico, Inc.
Long-Term Savings Plan

Employer Identification No. 34-1146831
Plan No. 001

Schedule H, Line 4i-Schedule of Assets (Held at End of Year)

December 31, 2003

Description	Shares or Principal Amount	Cost	Fair Value
*Owens-Illinois, Inc. common stock	17,019	$211,356	$202,356
*Harbor Bond Fund	4,714		55,769
*Harbor Short Duration Fund	6,154		52,369
*Harbor Money Market Fund	12,610		12,610
*Harbor Capital Appreciation Fund	1,011		26,620
*Harbor Large Cap Value Fund	1,098		15,772
*Harbor International Fund	366		13,457
*Harbor Small Cap Growth Fund	127		1,569
*Harbor International Growth Fund	78		656
			381,178
*Participant loans -Interest rates ranging from 5.00% to 5.25%, various maturity dates		$ -	76,794
Total			$457,972

*Party-in-interest

Owens-Illinois Specialty Products Puerto Rico, Inc.
Long-Term Savings Plan

Employer Identification No. 34-1146831
Plan No. 001

Schedule H, Line 4j-Schedule of Reportable Transactions

Year ended December 31, 2003

		Asset Disposals		
Description	Purchase Cost	Sales Proceeds	Cost	Gain
Category(iii) - series of transactions in excess of 5% of plan assets				
Owens-Illinois, Inc. common stock	$92,778	$55,415	$33,632	$21,783

The purchase cost for each reportable transaction represents the fair value of the asset at the time of acquisition.

There were no category (i), (ii), or (iv)reportable transactions during 2003.